UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11288

Enerpac Tool Group Corp. 401(k) Plan (1)
(Exact name of registrant as specified in its charter)

N86 W12500 Westbrook Crossing
Menomonee Falls, Wisconsin 53051
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201
Telephone: (262) 293-1500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Enerpac Tool Group Corp. 401(k) Plan (2)
(Title of each class of securities covered by this Form)

Enerpac Tool Group Corp. Class A Common Stock, par value $0.20 per share (3)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None (4)

(1)The Enerpac Tool Group Corp. 401(k) Plan (the “Plan”) was formerly known as the APW 401(k) Plan and the Actuant Corporation 401(k) Plan and is the successor to the Zero Corporation Retirement Savings Plan.

(2)Including interests under the Zero Corporation Retirement Savings Plan as to which the Enerpac Tool Group Corp. 401(k) Plan is the successor.

(3)Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Plan, including with respect to the Zero Corporation Retirement Savings Plan, the duty of Enerpac Tool Group Corp. (the “Company”) to file reports under Section 13(a) or 15(d) of the Exchange Act remains with respect to the Company’s Class A Common Stock, par value $0.20 per share (the “Common Stock”).

(4)The Company has amended the Plan to terminate any contributions to or transfer of funds into the Enerpac Tool Group Corp. Fund within the Plan and no further offers or sales of Common Stock are being made through the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the duty of the Plan, including as successor to the Zero Corporation

Retirement Savings Plan, to file reports under Section 15(d) of the Exchange Act, including reports on Form 11-K.

Pursuant to the requirements of the Exchange Act and the Securities Act of 1933, as amended, the Enerpac Tool Group Corp. 401(k) Plan, including as successor to the Zero Corporation Retirement Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 29, 2022
ENERPAC TOOL GROUP CORP. 401(k) PLAN,
including as successor to the Zero Corporation Retirement
Savings Plan

	By:	Enerpac Tool Group Corp. Plan Administrative
Committee

		By:	/s/ Bryan R. Johnson
Bryan R. Johnson
Plan Administrative Committee Member